Exhibit E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2004 on Form 18-K filed with the Commission on September 30, 2005, as amended. To the extent the information in this section is inconsistent with the information contained in such amended annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meaning assigned to those terms in such amended annual report.

The Economy

During the second quarter of 2005, Panama’s economy grew in most sectors. Panama’s gross domestic product (“GDP”) registered a real increase of 5.7% in the second quarter of 2005 compared to the same period of 2004. Inflation, as measured by the end-of-period CPI, was 2.4% for the twelve-months ending June 30, 2005, due to higher prices for petroleum and certain agricultural products as a result of a decline in production caused by severe weather during the first half of 2005.

In the second quarter of 2005, the primary sector grew an estimated 4.3% compared to the same period of 2004, with the agriculture sector growing an estimated 1.4% compared to the same period of 2004 due to an increase in the price of coffee and a rise in pineapple and live cattle exports. The fisheries sector grew by an estimated 17.8% in the second quarter of 2005 compared to the same period of 2004 primarily due to an increase in the export of fish and shrimp larvae. The transportation and telecommunications sector grew by an estimated 12.6% in the second quarter of 2005 compared to the same period of 2004 due to increased shipments of cargo by railway and continued demand for cellular phones and internet. Port activities grew 13.7% in the second quarter of 2005 compared to the same period of 2004 due to the increased movement of containers. The manufacturing sector grew 0.5% in the second quarter of 2005 compared to the same period of 2004. The commerce sector grew an estimated 8.2% in the second quarter of 2005 compared to the same period of 2004 due in part to an increase in the sale of new automobiles. Activities of the Colón Free Trade Zone (or the “CFZ”) increased an estimated 6.0% in the second quarter of 2005 compared to the same period of 2004 as a result of favorable economic conditions associated with the continued economic recovery of South America and increased trade with China.

The hotels and restaurants sector grew an estimated 5.6% in the second quarter of 2005 compared to the same period of 2004 due to an increase in the number of tourists visiting Panama. Panama Canal activities grew an estimated 7.0% in the second quarter of 2005 compared to the same period of 2004 due to increased toll receipts resulting from changes to the toll structure implemented on May 1, 2005. The financial intermediation sector grew an estimated 11.1% in the second quarter of 2005 compared to the same period of 2004 due to increases in external and internal credit. The public utilities sector grew by an estimated 2.6% in the second quarter of 2005 compared to the same period of 2004. This increase is attributable to increased demand for electricity from residential and commercial customers and improvements in the system used to register and invoice water consumption. The construction industry declined 16.5% in the second quarter of 2005 compared to the same period of 2004 due primarily to work stoppages in June 2005. Mining activities declined 15.9% in the second quarter of 2005 compared to the same period of 2004.

The Torrijos administration has substantially decreased the amount of accounts payable that existed when President Torrijos took office. The total value of accounts payable inherited by the current administration was approximately $503.1 million, including registered and non-registered debts. By December 31, 2004, the Government had reduced the inherited accounts payable to suppliers to $148.7 million and as of March 14, 2005, additional payments of $113.9 million had reduced such accounts payable to $34.8 million. On October 26, 2005, the Cabinet approved an additional $34.7 million credit to the 2005 budget to settle the remaining accounts payable outstanding as of December 31, 2004.

In February 2005, the National Assembly passed Law No. 6, introducing certain fiscal reforms aimed at increasing tax revenues and reducing the public sector deficit. The fiscal reforms seek to increase tax revenues through the creation of an alternative minimum income tax of 1.4%, a tax on professional services, and a selective consumption tax on certain products, services and activities, such as jewelry, weapons, cable television, cellular phones and casino and gaming activities. Certain tax provisions have been eliminated by the fiscal reforms, including taxes on sugar production, insurance and private pension plans. As a result of the fiscal reforms, the Government will discontinue the use of open-ended tax incentives and will create tax incentives that are limited to a specific amount and time period. In addition, the fiscal reforms provide for a gradual reduction of current Government expenditures for wages and salaries through a reduction in the size of the Government work force. Under Law No. 6, public institutions will submit to the Cabinet for approval specific plans to reduce by January 1, 2008 the number of public employees to a number no greater than the number of public employees as of December 31, 1999.

The National Assembly approved Panama’s 2006 budget on October 31, 2005. The 2006 budget contemplates total expenditures of $6.740 billion, with budget estimates based on an anticipated 6.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $473 million (or approximately 2.9% of nominal GDP) for 2006.

As of June 30, 2005, Panama’s non-financial public sector balance for 2005 registered a deficit of approximately $164.5 million (or 1.1% of nominal GDP).

As of September 30, 2005, Panama’s external debt was equal to $7.436 billion, up from $7.219 billion as of December 31, 2004. Panama’s total public sector debt as of September 30, 2005 was $10.029 billion, up from $9.977 billion as of December 31, 2004. As of September 30, 2005, outstanding Brady Bonds totaled $359.1 million, consisting of approximately $221.2 million aggregate principal amount of PDIs, approximately $115.0 million aggregate principal amount of IRBs, approximately $9.7 million aggregate principal amount of Par Bonds, and approximately $13.2 million aggregate principal amount of Discount Bonds.

On August 11, 2005, Panama issued $250 million aggregate principal amount of its 8.125% Global Bonds due 2034, which was consolidated to form a single series with the $250 million principal amount of such bonds that had been previously issued in January 2004.

On October 7, 2005, Panama filed a $2 billion shelf registration statement with the U.S. Securities and Exchange Commission, which was authorized by Cabinet Decree No. 25 of September 14, 2005. On November 2, 2005, pursuant to Cabinet Decree No. 32 of November 2, 2005, Panama filed a pre-effective amendment to the shelf registration statement that increased to $2.4 billion the amount of securities registered pursuant to the shelf registration statement. The securities registered may be used to raise funds for general government financing and for liability management transactions.

In an effort to promote the development of Panama’s capital markets, the Government has continued with a program of Treasury Note issuances in the local market. As of September 30, 2005, outstanding Treasury Notes amounted to $746.3 million. The proceeds of issuances in 2005 have been used to finance the Government’s general budgetary needs.

In June 2005, the National Assembly approved Law No. 17, reforming Panama’s social security system by raising the minimum retirement age for men from 62 to 65, and for women from 57 to 60. Additionally, Law No. 17 gradually increases employer contributions from 10.75% to 13.25% and employee contributions from 7.25% to 9% through 2010. As a result of the reforms, by 2015 employees will be required to make contributions into the social security system for 25 years (up from the current 15-year requirement) before becoming eligible to receive benefits. In June 2005, opponents of Law No. 17 organized nationwide protests. Teachers, construction and public health workers participated in several weeks of strikes and called for the repeal of Law No. 17. In response, on July 5, 2005, the Government postponed the effective date of Law No. 17 for 90 days to accommodate a national discussion to address the concerns of the unions and to assess proposed amendments to the law submitted by the private sector. On October 10, 2005, the National Assembly approved Law No. 32, further postponing the effective date of Law No. 17 until December 31, 2005.

In September 2005, the Torrijos administration repealed a decision by the Moscoso administration to cancel annual payments by the Panama Ports Company (“PPC”) to the Government in exchange for significant investments to expand and modernize the ports. As a result of negotiations between the Torrijos administration and the PPC, the PPC agreed to pay the Government $102 million in back fees and to proceed with the its port expansion program. On October 18, 2005, the Panama Ports Company paid the Government $102 million in back fees and initiated the expansion of the Port of Cristobal, which is part of its $1 billion ports expansion program.

International Trade

On October 11, 2005, Panama signed a bilateral investment treaty with Mexico, which will be submitted to the National Assembly for approval. In May 2005, after a six-year interruption, Panama resumed negotiations to conclude a free trade agreement with Chile. In February 2005, Panama signed a second modification to the bilateral protocol with Colombia that includes a negotiated list of 219 products for Panama and 111 products for Colombia for inclusion under the protocol, effective March 17, 2005. The eighth round of free trade negotiations with the United States concluded in February 2005.

In April 2005, Panama concluded free trade negotiations with Singapore, which negotiations began in February 2004. Upon effectiveness, Panama will receive immediate zero-tariff access for all products exported to Singapore. Panama negotiated varying terms (0-10 years) for reduction in tariffs on agricultural and industrial imports from Singapore and excluded from the agreement more than 200 agricultural products, including rice, pork, dairy products and chicken. The agreement, which was negotiated in English, will be submitted to the National Assembly for approval once it has been translated into Spanish.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002, and no new standby facility has been arranged. The IMF concluded its most recent Article IV review of Panama in March 2005. In this review, the IMF Executive Board noted Panama’s recent strong economic growth, which helped to lower unemployment and keep inflation low. The IMF also noted the importance of strengthening the competitiveness of the export-oriented service sector for Panama’s medium-term outlook and welcomed Panama’s commitment for further integration into the regional and global economy.

The Panama Canal

On May 1, 2005, furthering changes to the toll structure that began in 2002, Panama implemented a revised measurement and pricing system applicable to full container vessels and other vessel types with on-deck container carrying capacity. The Panama Canal Authority has adopted the Twenty Foot Equivalent Unit (“TEU”) as the new measurement unit for full container vessels, thereby replacing the Panama Canal Universal Measurement System (PC/UMS). As of May 1, 2005, fully dedicated container vessels are being charged based on the total number of TEUs the vessel can carry fully loaded, taking into account the visibility restriction imposed by the Panama Canal Authority that limits the height of on-deck containers. For other vessel types with on-deck container carrying capacity, the former PC/UMS system will be used to measure spaces below-deck and the TEU toll will be applied to the actual number of containers on-deck. Under the new system, vessels in ballast (not carrying containers or any other cargo above or below deck) are charged less than laden vessels. The new measurement and pricing system is being phased-in over three years from May 2005. Under the new system, tolls increased nearly one-third from May 1, 2005 and will increase approximately 65% by the end of the phase-in period. Revenues generated by the new toll system will help fund the Canal’s modernization program.

In July 2005, the National Assembly approved the Panama Canal Authority’s budget for fiscal year 2006, allocating $198.7 million to the Canal’s investment program.

On September 2, 2005, the feeder roads to the second bridge over the Panama Canal were completed at a cost of $87.2 million.